Joint News Release

Tse Keh Nay (3 Nations)

Stock Symbols: TSX: NGX, AMEX: NXG	Takla First Nation
Website: www.northgateminerals.com	Tsay Keh Dene
Kwadacha First Nation

NORTHGATE MINERALS AND TSE KEH NAY (3 NATIONS)
SIGN KEMESS SOUTH COOPERATION AGREEMENT

VANCOUVER, June 15, 2006 – Northgate Minerals Corporation (TSX:NGX; AMEX:NXG) and the Tse Keh Nay (3 Nations), are pleased to announce that they have signed a Cooperation Agreement related to the operation of Northgate’s existing Kemess South mine in Northern British Columbia.

In the Agreement, the Tse Keh Nay (3 Nations) consisting of the Takla, Tsay Keh Dene and Kwadacha First Nations have agreed to formally respect the rights and interests of Northgate’s wholly owned subsidiary Kemess Mines Ltd. to operate the Kemess South Mine within the traditional territories of the Tse Keh Nay. In exchange for this recognition, Kemess Mines Ltd. has agreed to respect the Tse Keh Nay’s rights in the area and to provide funding to the Tse Keh Nay in the amount of Cdn$1,000,000 per year over the remaining Kemess South mine life. The funding will be used to benefit the Tse Keh Nay member communities.

As part of the Agreement, Northgate and the Tse Keh Nay (3 Nations) have agreed to meet twice per year during the term of the Agreement to discuss issues of mutual interest related to Northgate’s ongoing activities at the Kemess South mine.

* * * * * *

About Tse Keh Nay (3 Nations):

The Tse Keh Nay First Nations Group consists of the Takla, Tsay Keh Dene and Kwadacha First Nations that have lived in communities in the North Central portion of BC since time immemorial and who have asserted aboriginal rights and title to the area currently occupied by the Kemess South mining and milling operation.

About Northgate:

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation’s principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia, and the Young-Davidson property in northern Ontario. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

* * * * * *

Note to Shareholders:

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Northgate or Aurizon Mines Ltd. Such an offer to purchase securities of Aurizon may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. On June 1, 2006 Northgate filed an offer and take-over bid circular with Canadian provincial securities regulators in order to commence its previously announced offer to purchase all of the outstanding common shares of Aurizon. Northgate also filed with the US Securities and Exchange Commission a Registration Statement on Form F-8 as well as a Schedule 14D-1F tender offer statement both of which include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed business combination transaction with Aurizon because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Northgate with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The offer and takeover bid circular and these other documents may also be obtained for free on Northgate’s website or by directing a request to Northgate.

* * * * * *

Forward-Looking Statements

Certain information included herein, including any information as to Northgate’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute "forward-looking statements". The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements including but not limited to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, Northgate’s hedging practices, permitting time lines, and the timing and possible outcome of pending litigation are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Northgate cautions the readers that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Northgate to be materially different from Northgate’s estimated future results, performance or achievements expressed or implied by those forward looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: sensitivity to metal prices, foreign exchange rates and interest rates, sufficiency of cash flows, cash costs of gold production, uncertainty of ore reserves and mineral resources, reserve estimates, mining risks and insurance, title matters, income tax, costs of exploration and development programs, laws and regulations and competition, scarcity of mineral lands and litigation, as well as those factors discussed in greater detail in Northgate’s current Form 40-F/Annual Information Form ("Northgate’s AIF") on file with the Canadian provincial securities regulatory authorities and US Securities and Exchange Commission. There were no material factors or assumptions that were applied in drawing conclusions or making estimates set out in forward-looking statements herein, Northgate disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe	Chief John Allen French
President and Chief Executive Officer	Takla First Nation
Northgate Minerals Corporation	Tse Keh Nay First Nations Group
416-216-2772	250-564-9321